Exhibit (b)
Calculation of Filing Fee Tables
Schedule TO
(Form Type)
Bilibili Inc.
(Name of Issuer)
Table 1 – Transaction Valuation

	Transaction valuation	Fee rate	Amount of filing fee

Fees to Be Paid	$432,407,000.00 (1)	0.00015310 (2)	$66,201.51 (2)

Fees Previously Paid	—		—

Total Transaction Valuation	$432,407,000.00

Total Fees Due for Filing			$66,201.51 (2)

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$66,201.51 (2)

(1)
Estimated solely for purposes of calculating the filing fee. The aggregate purchase price of the 0.50% Convertible Senior Notes due 2026 (the “Notes”) is $432,407,000, representing 100% of the principal amount of the Notes outstanding as of October 21, 2024 (excluding accrued but unpaid interest).

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $153.10 per $1,000,000 of the value of the transaction.